# Nasdaq Regulation

Nasdaq

**Eun Ah Choi**
**Senior Vice President**
**Global Head of Regulatory Operations**

May 6, 2024

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on April 29, 2024, The Nasdaq Stock Market LLC (the "Exchange") received from Ferrovial SE (the "Registrant") a copy of the Registrant's application on Form 20-F 12(b) for the registration of the following security:

Ordinary shares, par value EUR 0.01 per share

We further certify that the security described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,